Exhibit 99.2

Recent Transactions

Reporting Person	Security	Transaction	Date	No. Shares	Price Per Share
Credit Partners	Class S Units of Beneficial Interest	Purchase	7/22/2026	15,255.09	$10.79
Credit Partners	Class S Units of Beneficial Interest	Purchase	7/29/2026	20,464.96	$10.96
BBH*	Class S Units of Beneficial Interest	Purchase	7/29/2026	28,060.08	$10.96
BBH*	Class S Units of Beneficial Interest	Purchase	8/4/2026	21,550.58	$10.99
BBH*	Class S Units of Beneficial Interest	Purchase	8/5/2026	227,066.30	$11.01
BBH*	Class S Units of Beneficial Interest	Purchase	8/6/2026	100,396.04	$11.11
* On behalf of Client Accounts